Exhibit 10.19

June 16, 2017

Margaret K. Cassidy

Travelport Legal

Atlanta, GA

Dear Peg:

I am pleased to confirm our discussions regarding your promotion to Executive Vice President and General Counsel, reporting to me. The effective date of this promotion is July 1, 2017, subject to your execution and return of this letter agreement. This position is based in our Atlanta, Georgia offices.

Base Salary and Band

Effective with this promotion, your new base salary will be $350,000 annually, with a bi-weekly pay rate of $13,461.54 based on the Company’s current payroll practices. Your band will be B101.

Bonus Plan

You continue to be eligible to participate in the Travelport ProsperUs bonus plan (the “Plan”) that, effective with this promotion, will provide for a target payment of 100% of your eligible earnings based on achievement of Company financial and strategic objectives and individual performance, and subject to the terms of the Plan. In order to be eligible for payment under the Plan, you must be employed at time of payment, meet the individual performance criteria and the other eligibility requirements of the Plan. Bonus payment is at the discretion of the Company and subject to the approval of the Travelport Worldwide Limited Board of Directors (the “Board”).

Long-Term Incentive Program

In connection with your acceptance of this new role, the Board has approved a long-term incentive award to you with a grant date value of $350,000.00, in a mix of 25% in restricted share units (“RSUs”) that will vest annually in four equal installments and 75% in performance share units (“PSUs”) that will be eligible to cliff vest in three years based on Travelport’s achievement of metrics established by the Board that will be communicated to you. Vesting is contingent upon your continued employment with the Company and the other conditions to be contained in the award agreement. The details of the award, which will also be subject to your execution of an award agreement and related documents, will be communicated to you in due course following your acceptance of this offer.

Margaret K. Cassidy

Letter Agreement

June 16, 2017

Enhanced Severance

In the event both that (1) your employment is terminated by the Company other than for Cause (as defined herein) or you resign your employment as the result of a Constructive Termination (as defined herein) at any time following the effective date of this letter and (2) you execute (and do not revoke) a separation and general release agreement (waiving all legal claims against the Company) that includes a restrictive covenant agreement pertaining to non-competition and non-solicitation of customers and employees for a period of twelve (12) months following your termination of employment, the specific terms of which will be provided to you by the Company in its standard form (modified to reflect your agreements with the Company at the time of such separation, including without limitation this letter agreement and the documents referenced herein, including without limitation the Award Agreements (as defined below),as applicable), you will be eligible to receive the following benefits:

•	payment of your base annual salary in effect at the time of termination for twelve (12) months, to be paid in a manner that is the same as the severance payment terms set forth in the Travelport Severance Pay Plan for US Employees (as amended and/or restated from time to time) or any successor plan in effect at the time of termination (the “Severance Plan”), subject to your compliance with any post-employment obligations to the Company;

•	pro-rata bonus (based on the period of time you worked during the year of termination) at target, based on your base annual salary and target bonus in effect as of the date of termination, to be paid in a lump sum no later than sixty (60) days after your last day of employment, unless payment is required to be delayed by Section 409A (as defined below);

•	continuation of your health plan coverage through the end of the month in which your last date of employment occurs. Thereafter, you will be eligible to continue health plan coverage pursuant to the terms of the Consolidated Omnibus Budget Reconciliation Act (“COBRA”). If you elect to continue health plan coverage pursuant to COBRA, the Company will subsidize your COBRA payments for the first twelve (12) months so that you will pay the same monthly premiums as active executive vice presidents for the same coverage; provided, however, that if you are eligible for another group health plan coverage prior to the end of this period, the Company shall not be responsible for any further payments; provided, further, however, that the Company may, in its sole discretion, provide you with a lump sum payment in lieu of providing a COBRA subsidy. Thereafter, you will be responsible for the full payment of any COBRA premiums through the remainder of your eligibility;

•	for the first twelve (12) months following the termination of your employment, the Company will subsidize your group life insurance benefit provided by the Company so that you will pay the same monthly premiums as active executive vice presidents for the same coverage; and

•	outplacement benefits pursuant to Company policy.

The above benefits are in lieu of any severance or separation benefits under any and all other severance plans, policies and agreements of the Company (including without limitation the Severance Plan); provided, however, if you are eligible for severance pay or equivalent pay or benefits under a Company severance plan (including without limitation the Severance Plan) that, in the total and sole discretion of the Company, are greater than those provided above, you will be eligible to receive the greater benefits under such plan pursuant to the terms of the plan.

In the event that your employment is terminated due to death or Disability (as defined in the Travelport Worldwide Limited Amended and Restated 2014 Omnibus Incentive Plan, as amended and/or restated from time to time), the Company will provide you with (i) a lump sum payment equivalent to your target bonus for the year of termination, pro-rated based on the number of days you were employed by the Company during the year of termination; and (ii) the COBRA and group life insurance benefits set forth in the third and fourth bullets above.

Margaret K. Cassidy

Letter Agreement

June 16, 2017

For purposes of this letter agreement, “Cause” shall mean (A) your failure substantially to perform your duties to the Company (other than as a result of total or partial incapacity due to disability) for a period of 10 days following receipt of written notice from any Company by you of such failure; provided that it is understood that this clause (A) shall not apply if a Company terminates your employment because of dissatisfaction with actions taken by you in the good faith performance of your duties to the Company; (B) theft or embezzlement of property of the Company or dishonesty in the performance of your duties to the Company, other than de minimis conduct that would not typically result in sanction by an employer of an executive in similar circumstances; (C) conviction which is not subject to routine appeals of right or a plea of “no contest” for (x) a felony under the laws of the United States or any state thereof or (y) a crime involving moral turpitude for which the potential penalty includes imprisonment of at least one year; (D) your willful malfeasance or willful misconduct in connection with your duties or any act or omission that is materially injurious to the financial condition or business reputation of the Company; or (E) your breach of the provisions of any non-competition, non-solicitation, confidentiality or other restrictive covenant agreements with the Company.

For purposes of this letter agreement, “Constructive Termination” shall mean: (1) the Company removes you from the position of Executive Vice President and General Counsel; (2) the Company reduces your base annual salary or target bonus (other than as a result of a broad-based reduction in employee compensation which impacts all other executive vice presidents in the United States); (3) the failure of the Company to pay compensation or benefits to you when due, in each case which is not cured within 30 days following the Company’s receipt of written notice from you describing such event; (4) the failure of the Company to obtain the assumption in writing of its obligation to perform the obligations of this letter by any successor; and/or (5) the Company’s elimination or discontinuation of your job or position, if you are not offered a comparable position within Travelport (such comparability analysis shall include the following as compared with your then-current position: (a) the location of the position offered; (b) the total compensation of the position offered including base pay, variable pay and other benefits; and (c) the primary duties and responsibilities of the position offered (as reasonably determined by the Company)); provided, however, that you must provide the Company with written notice, through the Executive Vice President in charge of Human Resources or the equivalent position, citing the specific provision(s) of this letter and event(s) that you believe constitute a Constructive Termination event within thirty (30) days you discover such event(s) and provided further that Company has not remedied such event(s) within thirty (30) days after receipt of your written notice (the “Cure Period”); and furthermore, a Constructive Termination shall cease to exist for purposes of this letter agreement for an event on the 20th day following expiration of the Cure Period, unless you actually terminated your employment prior to such date.

Tax and Withholding Matters

All amounts discussed herein are subject to applicable taxes and withholdings. This agreement is intended to comply with the requirements of Section 409A of the Internal Revenue Code (“Section 409A”) and regulations promulgated thereunder. To the extent that any provision in this agreement is ambiguous as to its compliance with Section 409A, the provision shall be read in such a manner so that all payments under this agreement shall not incur a tax under Section 409A. Notwithstanding anything contained in this agreement to the contrary, if necessary to comply with the restriction in Section 409A(a)(2)(B) of the Code concerning payments to “specified employees”, any payment on account of your separation from service that would otherwise be due hereunder within six months after such separation shall nonetheless be delayed until the first business day of the seventh month following your separation from service. In addition, notwithstanding anything contained herein to the contrary, you shall not be considered to have terminated employment with the Company for purposes of causing any amount due under this agreement to be made unless you would be considered to have incurred a “termination of employment” from the Company and its affiliates within the meaning of Treasury Regulation §1.409A-1(h)(1)(ii). Finally, for purposes of this agreement, each amount to be paid or benefit to be provided shall be construed as a separate identified payment for purposes of Section 409A of the Code.

At-Will Employment; Entire Agreement; Prior Agreements

Per Travelport standard policy, this letter agreement is not intended nor should it be considered as an employment contract for a definite or indefinite period of time. Employment with Travelport is at will, and either you or the Company may terminate employment at any time for any lawful reason, with or without cause and with or without advance notice.

Margaret K. Cassidy

Letter Agreement

June 16, 2017

Except as expressly set forth herein, by signing this letter agreement, you acknowledge that this agreement sets forth the entire agreement between you and the Company regarding the matters herein, and fully supersedes any prior agreements or understandings, whether written or oral, including without limitation the August 14, 2015 Confidential Letter Agreement and any and all prior agreements, written or oral, between you and the Company relating to the subject matter herein, all of which are null and void upon your execution of this agreement; provided, however that (a) nothing in this letter agreement supersedes or amends any benefits you may have under the Galileo & Worldspan U.S. Legacy Pension Plan, the Galileo & Worldspan U.S. Legacy Restoration Plan or any retirement or deferred compensation plan under the Employee Retirement Income Security Act of 1974, as amended (collectively, “ERISA”), which remains subject to the applicable plan document and other definitive documentation regarding such benefits; (b) nothing in this letter agreement supersedes or amends any long-term incentive plan Management Equity Award Agreements between you and Travelport Worldwide Limited (collectively, the “Award Agreements”), which remain subject to the definitive documentation regarding such grants; and (c) nothing in this letter agreement amends or supersedes the non-competition, non-solicitation, confidentiality, intellectual property and/or other restrictive covenant agreements you have with the Company. You acknowledge and agree that all agreements that are binding on the Company and you shall be reduced to writing and signed by a duly-authorized director or officer of the Company and you.

Other Agreements

You represent and affirm that you do not have any non-competition, non-solicitation, restrictive covenant or other similar agreement or contract that will or may restrict or limit in any way your ability to perform the duties of the position you have been offered with the Company, and that the Company’s offer of employment is contingent upon this representation by you.

Other Matters

By signing this letter, you agree to comply with the Travelport Code of Business Conduct & Ethics (the “Code”) and any Code Guidance, including without limitation any Code Guidance related to information security and/or customer data.

Your signature below will indicate your understanding and acceptance of these terms. If there is anything further I can do to assist you, please do not hesitate to contact me or Rose Thomson, Travelport’s Chief Human Resources Officer.

Very truly yours,

/s/ Gordon Wilson

Gordon Wilson

President and CEO

Travelport, LP (collectively with its affiliates, the “Company”)

By Travelport Holdings, LLC, as General Partner

Understood and Agreed:

/s/ Margaret K. Cassidy	16 June 2017
Margaret K. Cassidy	Date